UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)
                                (Amendment No. 5)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                Dynabazaar, Inc.
                                ----------------
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
                    ----------------------------------------
                         (Title of Class of Securities)

                                    26779R104
                                    ---------
                                 (CUSIP Number)

                            Mr. James A. Mitarotonda
                  c/o Barington Companies Equity Partners, L.P.
                         888 Seventh Avenue, 17th Floor
                               New York, NY 10019
                                 (212) 974-5700
                                 --------------
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                  March 8, 2007
                                  -------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box: |_|.

                         (Continued on following pages)

                              (Page 1 of 29 Pages)

--------------------------------------------------------------------------------
                                  SCHEDULE 13D
CUSIP No. 26779R104                                           Page 2 of 29 Pages
--------------------------------------------------------------------------------
     1   NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
               Barington Companies Equity Partners, L.P.  13-4088890
--------------------------------------------------------------------------------
     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                          (a)  [X]
                                                          (b)  [ ]
--------------------------------------------------------------------------------
     3   SEC USE ONLY

--------------------------------------------------------------------------------
     4   SOURCE OF FUNDS: WC
--------------------------------------------------------------------------------
     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)        [_]
--------------------------------------------------------------------------------
     6   CITIZENSHIP OR PLACE OF ORGANIZATION             Delaware
--------------------------------------------------------------------------------
                       7    SOLE VOTING POWER             648,890
    NUMBER OF         ----------------------------------------------------------
     SHARES            8    SHARED VOTING POWER           none
  BENEFICIALLY        ----------------------------------------------------------
  OWNED BY EACH        9    SOLE DISPOSITIVE POWER        648,890
    REPORTING         ----------------------------------------------------------
   PERSON WITH         10   SHARED DISPOSITIVE POWER      none
--------------------------------------------------------------------------------
     11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY
         EACH REPORTING PERSON:                           648,890
--------------------------------------------------------------------------------
     12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                          [_]
--------------------------------------------------------------------------------
     13  PERCENT OF CLASS REPRESENTED
         BY AMOUNT IN ROW (11):                           2.74%
--------------------------------------------------------------------------------
     14  TYPE OF REPORTING PERSON:                        PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                  SCHEDULE 13D
CUSIP No. 26779R104                                           Page 3 of 29 Pages
--------------------------------------------------------------------------------
     1   NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
               Barington Companies Investors, LLC  13-4126527
--------------------------------------------------------------------------------
     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                          (a)  [X]
                                                          (b)  [ ]
--------------------------------------------------------------------------------
     3   SEC USE ONLY

--------------------------------------------------------------------------------
     4   SOURCE OF FUNDS: OO
--------------------------------------------------------------------------------
     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)        [_]
--------------------------------------------------------------------------------
     6   CITIZENSHIP OR PLACE OF ORGANIZATION             Delaware
--------------------------------------------------------------------------------
                       7    SOLE VOTING POWER             648,890
    NUMBER OF         ----------------------------------------------------------
     SHARES            8    SHARED VOTING POWER           none
  BENEFICIALLY        ----------------------------------------------------------
  OWNED BY EACH        9    SOLE DISPOSITIVE POWER        648,890
    REPORTING         ----------------------------------------------------------
   PERSON WITH         10   SHARED DISPOSITIVE POWER      none
--------------------------------------------------------------------------------
     11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY
         EACH REPORTING PERSON:                           648,890
--------------------------------------------------------------------------------
     12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                          [_]
--------------------------------------------------------------------------------
     13  PERCENT OF CLASS REPRESENTED
         BY AMOUNT IN ROW (11):                           2.74%
--------------------------------------------------------------------------------
     14  TYPE OF REPORTING PERSON:                        OO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                  SCHEDULE 13D
CUSIP No. 26779R104                                           Page 4 of 29 Pages
--------------------------------------------------------------------------------
     1   NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
               Barington Companies Offshore Fund, Ltd.
--------------------------------------------------------------------------------
     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                          (a)  [X]
                                                          (b)  [ ]
--------------------------------------------------------------------------------
     3   SEC USE ONLY

--------------------------------------------------------------------------------
     4   SOURCE OF FUNDS: WC
--------------------------------------------------------------------------------
     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)        [_]
--------------------------------------------------------------------------------
     6   CITIZENSHIP OR PLACE OF ORGANIZATION             British Virgin Islands
--------------------------------------------------------------------------------
                       7    SOLE VOTING POWER             251,750
    NUMBER OF         ----------------------------------------------------------
     SHARES            8    SHARED VOTING POWER           none
  BENEFICIALLY        ----------------------------------------------------------
  OWNED BY EACH        9    SOLE DISPOSITIVE POWER        251,750
    REPORTING         ----------------------------------------------------------
   PERSON WITH         10   SHARED DISPOSITIVE POWER      none
--------------------------------------------------------------------------------
     11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY
         EACH REPORTING PERSON:                           251,750
--------------------------------------------------------------------------------
     12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                          [_]
--------------------------------------------------------------------------------
     13  PERCENT OF CLASS REPRESENTED
         BY AMOUNT IN ROW (11):                           1.06%
--------------------------------------------------------------------------------
     14  TYPE OF REPORTING PERSON:                        CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                  SCHEDULE 13D
CUSIP No. 26779R104                                           Page 5 of 29 Pages
--------------------------------------------------------------------------------
     1   NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
               Barington Offshore Advisors II, LLC  20-8325785
--------------------------------------------------------------------------------
     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                          (a)  [X]
                                                          (b)  [ ]
--------------------------------------------------------------------------------
     3   SEC USE ONLY

--------------------------------------------------------------------------------
     4   SOURCE OF FUNDS: OO
--------------------------------------------------------------------------------
     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)        [_]
--------------------------------------------------------------------------------
     6   CITIZENSHIP OR PLACE OF ORGANIZATION             Delaware
--------------------------------------------------------------------------------
                       7    SOLE VOTING POWER             251,750
    NUMBER OF         ----------------------------------------------------------
     SHARES            8    SHARED VOTING POWER           none
  BENEFICIALLY        ----------------------------------------------------------
  OWNED BY EACH        9    SOLE DISPOSITIVE POWER        251,750
    REPORTING         ----------------------------------------------------------
   PERSON WITH         10   SHARED DISPOSITIVE POWER      none
--------------------------------------------------------------------------------
     11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY
         EACH REPORTING PERSON:                           251,750
--------------------------------------------------------------------------------
     12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                          [_]
--------------------------------------------------------------------------------
     13  PERCENT OF CLASS REPRESENTED
         BY AMOUNT IN ROW (11):                           1.06%
--------------------------------------------------------------------------------
     14  TYPE OF REPORTING PERSON:                        IA, OO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                  SCHEDULE 13D
CUSIP No. 26779R104                                           Page 6 of 29 Pages
--------------------------------------------------------------------------------
     1   NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
               Barington Capital Group, L.P.  13-3635132
--------------------------------------------------------------------------------
     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                          (a)  [X]
                                                          (b)  [ ]
--------------------------------------------------------------------------------
     3   SEC USE ONLY

--------------------------------------------------------------------------------
     4   SOURCE OF FUNDS: WC
--------------------------------------------------------------------------------
     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)        [_]
--------------------------------------------------------------------------------
     6   CITIZENSHIP OR PLACE OF ORGANIZATION             New York
--------------------------------------------------------------------------------
                       7    SOLE VOTING POWER             1,969,775
    NUMBER OF         ----------------------------------------------------------
     SHARES            8    SHARED VOTING POWER           none
  BENEFICIALLY        ----------------------------------------------------------
  OWNED BY EACH        9    SOLE DISPOSITIVE POWER        1,969,775
    REPORTING         ----------------------------------------------------------
   PERSON WITH         10   SHARED DISPOSITIVE POWER      none
--------------------------------------------------------------------------------
     11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY
         EACH REPORTING PERSON:                           1,969,775
--------------------------------------------------------------------------------
     12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                          [_]
--------------------------------------------------------------------------------
     13  PERCENT OF CLASS REPRESENTED
         BY AMOUNT IN ROW (11):                           8.31%
--------------------------------------------------------------------------------
     14  TYPE OF REPORTING PERSON:                        PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                  SCHEDULE 13D
CUSIP No. 26779R104                                           Page 7 of 29 Pages
--------------------------------------------------------------------------------
     1   NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
               LNA Capital Corp.  13-3635168
--------------------------------------------------------------------------------
     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                          (a)  [X]
                                                          (b)  [ ]
--------------------------------------------------------------------------------
     3   SEC USE ONLY

--------------------------------------------------------------------------------
     4   SOURCE OF FUNDS: OO
--------------------------------------------------------------------------------
     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)        [_]
--------------------------------------------------------------------------------
     6   CITIZENSHIP OR PLACE OF ORGANIZATION             Delaware
--------------------------------------------------------------------------------
                       7    SOLE VOTING POWER             1,969,775
    NUMBER OF         ----------------------------------------------------------
     SHARES            8    SHARED VOTING POWER           none
  BENEFICIALLY        ----------------------------------------------------------
  OWNED BY EACH        9    SOLE DISPOSITIVE POWER        1,969,775
    REPORTING         ----------------------------------------------------------
   PERSON WITH         10   SHARED DISPOSITIVE POWER      none
--------------------------------------------------------------------------------
     11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY
         EACH REPORTING PERSON:                           1,969,775
--------------------------------------------------------------------------------
     12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                          [_]
--------------------------------------------------------------------------------
     13  PERCENT OF CLASS REPRESENTED
         BY AMOUNT IN ROW (11):                           8.31%
--------------------------------------------------------------------------------
     14  TYPE OF REPORTING PERSON:                        CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                  SCHEDULE 13D
CUSIP No. 26779R104                                           Page 8 of 29 Pages
--------------------------------------------------------------------------------
     1   NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
               James A. Mitarotonda
--------------------------------------------------------------------------------
     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                          (a)  [X]
                                                          (b)  [ ]
--------------------------------------------------------------------------------
     3   SEC USE ONLY

--------------------------------------------------------------------------------
     4   SOURCE OF FUNDS: OO
--------------------------------------------------------------------------------
     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)        [_]
--------------------------------------------------------------------------------
     6   CITIZENSHIP OR PLACE OF ORGANIZATION             United States
--------------------------------------------------------------------------------
                       7    SOLE VOTING POWER             2,612,775 (see Item 5)
    NUMBER OF         ----------------------------------------------------------
     SHARES            8    SHARED VOTING POWER           none
  BENEFICIALLY        ----------------------------------------------------------
  OWNED BY EACH        9    SOLE DISPOSITIVE POWER        2,612,775 (see Item 5)
    REPORTING         ----------------------------------------------------------
   PERSON WITH         10   SHARED DISPOSITIVE POWER      none
--------------------------------------------------------------------------------
     11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY
         EACH REPORTING PERSON:                           2,612,775 (see Item 5)
--------------------------------------------------------------------------------
     12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                          [_]
--------------------------------------------------------------------------------
     13  PERCENT OF CLASS REPRESENTED
         BY AMOUNT IN ROW (11):                           10.74%  (see Item 5)
--------------------------------------------------------------------------------
     14  TYPE OF REPORTING PERSON:                        IN
--------------------------------------------------------------------------------

                                                              Page 9 of 29 Pages

      This Amendment No. 5 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on March 7, 2002, as amended by that certain Amendment No. 1 filed with the SEC on May 24, 2002, that certain Amendment No. 2 filed with the SEC on January 23, 2004, that certain Amendment No. 3 filed with the SEC on May 25, 2004 and that certain Amendment No. 4 filed with the SEC on January 11, 2007 (together, the "Statement"), by and on behalf of Barington Companies Equity Partners, L.P. and others with respect to the common stock, par value $.001 per share (the "Common Stock") of Dynabazaar, Inc., a Delaware corporation. The principal executive offices of the Company are located at 888 Seventh Avenue, 17th Floor, New York, NY 10019.

Item 2. Identity and Background.

      Item 2 of the Statement is hereby amended and restated as follows:

      (a) - (c) This Schedule 13D is being filed by Barington Companies Equity Partners, L.P., Barington Companies Investors, LLC, Barington Companies Offshore Fund, Ltd., Barington Offshore Advisors II, LLC, Barington Capital Group, L.P., LNA Capital Corp. and James A. Mitarotonda.

      As of March 12, 2007, the Reporting Entities are the beneficial owners of, in the aggregate, 2,612,775 shares of Common Stock representing approximately 11.03% of the 23,691,756 shares of Common Stock presently outstanding and approximately 10.74% of the 24,334,756 shares of Common Stock (the "Post-conversion Issued and Outstanding Shares") that would be outstanding assuming that all stock options held by James A. Mitarotonda (as further described in Item 5 below) were exercised.

      Barington Companies Equity Partners, L.P. is a Delaware limited partnership. The principal business of Barington Companies Equity Partners, L.P. is acquiring, holding and disposing of investments in various companies. The address of the principal business and principal office of Barington Companies Equity Partners, L.P. is 888 Seventh Avenue, 17th Floor, New York, New York 10019.

      Barington Companies Offshore Fund, Ltd. is an international business company organized under the laws of the British Virgin Islands. The principal business of Barington Companies Offshore Fund, Ltd. is acquiring, holding and disposing of investments in various companies. The address of the principal business and principal office of Barington Companies Offshore Fund, Ltd. is c/o Bison Financial Services Limited, Bison Court, Road Town, Tortola, British Virgin Islands. The executive officers and directors of Barington Companies Offshore Fund, Ltd. and their principal occupations and business addresses are set forth on Schedule I and incorporated by reference in this Item 2.

      The general partner of Barington Companies Equity Partners, L.P. is Barington Companies Investors, LLC. Barington Companies Investors, LLC is a Delaware limited liability company. The principal business of Barington Companies Investors, LLC is serving as the general partner of Barington Companies Equity Partners, L.P. The address of the principal business and principal office of Barington Companies Investors, LLC is 888 Seventh Avenue, 17th Floor, New York, New York 10019. James Mitarotonda is the Managing Member of Barington Companies Investors, LLC.

                                                             Page 10 of 29 Pages

      The investment advisor of Barington Companies Offshore Fund, Ltd. is Barington Offshore Advisors II, LLC. Barington Offshore Advisors II, LLC is a Delaware limited liability company. The principal business of Barington Offshore Advisors II, LLC is serving as the investment advisor of Barington Companies Offshore Fund, Ltd. The address of the principal business and principal office of Barington Offshore Advisors II, LLC is 888 Seventh Avenue, 17th Floor, New York, New York 10019. James A. Mitarotonda is the Managing Member of Barington Offshore Advisors II, LLC.

      Barington Companies Investors, LLC and Barington Offshore Advisors II, LLC are each majority-owned subsidiaries of Barington Capital Group, L.P. Barington Capital Group, L.P. is a New York limited partnership. The principal business of Barington Capital Group, L.P. is acquiring, holding and disposing of investments in various companies. The address of the principal business and principal office of Barington Capital Group, L.P. is 888 Seventh Avenue, 17th Floor, New York, New York 10019.

      The general partner of Barington Capital Group, L.P. is LNA Capital Corp. LNA Capital Corp. is a Delaware corporation. The principal business of LNA Capital Corp. is serving as the general partner of Barington Capital Group, L.P. The address of the principal business and principal office of LNA Capital Corp. is c/o Barington Capital Group, L.P., 888 Seventh Avenue, 17th Floor, New York, New York 10019. James Mitarotonda is the sole stockholder and director of LNA Capital Corp. The executive officers of LNA and their principal occupations and business addresses are set forth on Schedule II and incorporated by reference in this Item 2. The principal occupation of Mr. Mitarotonda is serving as the Chairman and Chief Executive Officer of Barington Capital Group, L.P. The business address of Mr. Mitarotonda is c/o Barington Capital Group, L.P., 888 Seventh Avenue, 17th Floor, New York, New York 10019.

      (d) - (e) During the last five years, none of the Reporting Entities or any other person identified in response to this Item 2 was convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f) Each natural person identified in Item 2 is a citizen of the United States, other than Graham Cook, a director of Barington Companies Offshore Fund, Ltd., who is a citizen of the United Kingdom and Jonathan Clipper, a director of Barington Companies Offshore Fund, Ltd., who is a citizen of Bermuda and the United Kingdom.

Item 3. Source and Amount of Funds or Other Consideration.

      The information contained in Item 3 of the Statement is hereby amended and supplemented as follows:

      Since the filing of the Statement, Barington Companies Offshore Fund, Ltd. and Barington Capital Group, L.P. purchased an aggregate of 565,445 shares of Common Stock at $0.32 per share in private transactions entered into pursuant to the terms of a stock purchase agreement dated as of February 20, 2007 (the "Stock Purchase Agreement") by and among

                                                             Page 11 of 29 Pages

Ramius Halifax Partners, L.P., Ramius Capital Group, L.L.C., Ramius Securities, L.L.C., Starboard Value & Opportunity Fund, LLC, Barington Capital Group, L.P. and Barington Companies Offshore Fund, Ltd. In accordance with the transactions contemplated by the Stock Purchase Agreement, on March 8, 2007 Barington Companies Offshore Fund, Ltd. purchased 51,750 shares of Common Stock from Ramius Securities, L.L.C. and 200,000 shares of Common Stock from Starboard Value & Opportunity Fund, LLC at $0.32 per share for a total cost of $80,560.00 (excluding commissions and other execution-related costs) and Barington Capital Group, L.P. purchased 313,695 shares of Common Stock from Ramius Capital Group, L.L.C. at $0.32 per share for a total cost of approximately $100,382.40 (excluding commissions and other execution-related costs).

      All purchases were funded by working capital, which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business.

Item 4. Purpose of Transaction.

      Item 4 of the Statement is hereby amended and supplemented as follows:

      On February 26, 2007, the Company entered into an amended and restated agreement and plan of merger (the "Amended and Restated Merger Agreement") with L Q Corporation, Inc., a Delaware corporation ("LQ"), and LQ Merger Corp., a Delaware corporation and a wholly-owned subsidiary of the Company ("LMC"). The Amended and Restated Merger Agreement provides that, upon the terms and subject to the conditions set forth therein, LMC will merge with and into LQ, with LQ continuing as the surviving corporation and a wholly-owned subsidiary of the Company.

      The transaction is subject to stockholder approval and the Company and LQ have stated that a special meeting of stockholders of both companies will be announced in the near future. Pursuant to a separate letter agreement dated February 26, 2007, Barington Capital Group, L.P. ("Barington") has agreed to vote, and to cause its affiliates to vote, all of the shares of the Company's Common Stock now owned or hereafter acquired by Barington and its affiliates (which would include, without limitation, the shares of the Company Common Stock acquired by the transactions disclosed in Item 3) in favor of the transaction, in proportion to the votes of the other stockholders of the Company. A copy of the letter agreement is attached as Exhibit 99.7 hereto and incorporated herein by reference, which letter agreement is substantially the same as the letter agreement previously filed as Exhibit 99.4 to the Schedule 13D Amendment No. 4 filed with the SEC on January 11, 2007. The foregoing descriptions of the letter agreements are qualified in its entirety by reference to such exhibits.

Item 5. Interest in Securities of the Issuer.

      Items 5(a) - (c) of the Statement are hereby amended and restated as follows:

      (a) As of March 12, 2007, Barington Companies Equity Partners, L.P. beneficially owns an aggregate of 648,890 shares of Common Stock, representing approximately 2.74% of the shares of Common Stock presently outstanding based upon the 23,691,756 shares of Common Stock reported by the Company to be issued and outstanding as of November 11, 2006 in its Form 10-Q filed with the Securities and Exchange Commission on November 14, 2006 (the "Issued and Outstanding Shares").

      As the general partner of Barington Companies Equity Partners, L.P., Barington Companies Investors, LLC may be deemed to beneficially own the 648,890 shares of Common Stock beneficially owned by Barington Companies Equity Partners, L.P., constituting approximately 2.74% of the Issued and Outstanding Shares. As of March 12, 2007, Barington Companies Offshore Fund, Ltd. beneficially owns an aggregate of 251,750 shares of Common Stock, representing approximately 1.06% of the Issued and Outstanding Shares. As the investment advisor to Barington Companies Offshore Fund, Ltd., Barington Offshore Advisors II, LLC may be deemed to beneficially own the 251,750 shares of Common Stock beneficially owned by Barington Companies Offshore Fund, Ltd., representing approximately 1.06% of the Issued and Outstanding Shares. As of March 12, 2007, Barington Capital Group, L.P. beneficially owns an aggregate of 1,069,135 shares of Common Stock, representing approximately 4.51% of the Issued and Outstanding Shares. As the majority member of Barington Companies Investors, LLC and Barington Offshore Advisors II, LLC, Barington Capital Group, L.P. may also be deemed to beneficially own the 648,890 shares of Common Stock beneficially owned by Barington Companies Equity Partners, L.P. and the 251,750 shares of Common Stock beneficially owned by Barington Companies Offshore Fund, Ltd., representing an aggregate of 1,969,775 shares of Common Stock, constituting approximately

                                                             Page 12 of 29 Pages

8.31% of the Issued and Outstanding Shares. As the general partner of Barington Capital Group, L.P., LNA Capital Corp. may be deemed to beneficially own the 648,890 shares of Common Stock beneficially owned by Barington Companies Equity Partners, L.P., the 251,750 shares of Common Stock beneficially owned by Barington Companies Offshore Fund, Ltd. and the 1,069,135 shares of Common Stock beneficially owned Barington Capital Group, L.P., representing an aggregate of 1,969,775 shares of Common Stock, constituting approximately 8.31% of the Issued and Outstanding Shares. As the sole stockholder and director of LNA Capital Corp., James A. Mitarotonda may be deemed to beneficially own the 648,890 shares of Common Stock beneficially owned by Barington Companies Equity Partners, L.P., the 251,750 shares of Common Stock beneficially owned by Barington Companies Offshore Fund, Ltd. and the 1,069,135 shares of Common Stock beneficially owned by Barington Capital Group, L.P., representing an aggregate of 1,969,775 shares of Common Stock, constituting approximately 8.31% of the Issued and Outstanding Shares. James A. Mitarotonda has sole voting and dispositive power with respect to the 648,890 shares of Common Stock beneficially owned by Barington Companies Equity Partners, L.P., the 251,750 shares of Common Stock beneficially owned by Barington Companies Offshore Fund, Ltd. and the 1,069,135 shares of Common Stock beneficially owned by Barington Capital Group, L.P. by virtue of his authority to vote and dispose of such shares. James A. Mitarotonda disclaims beneficial ownership of any such shares except to the extent of his pecuniary interest therein. Mr. Mitarotonda also beneficially owns stock options to purchase 643,000 shares of Common Stock of the Company exercisable within 60 days. As a result, Mr. Mitarotonda may be deemed to beneficially own an aggregate of 2,612,775 shares, constituting approximately 11.03% of the Issued and Outstanding shares and approximately 10.74% of the Post-conversion Issued and Outstanding Shares. Mr. Mitarotonda reports sole voting and dispositive power with respect to the 643,000 shares subject to stock options.

      The Reporting Entities do not believe that certain of the foregoing information is called for by the Items of Schedule 13D and are disclosing it for supplemental informational purposes only.

      (b) Each of the Reporting Entities may be deemed to have sole voting and dispositive power over the shares of Common Stock reported as beneficially owned by such person by virtue of their respective positions as described in paragraph
(a).

      (c) Information concerning all transactions in shares of Common Stock effected by the Reporting Persons since the filing of the Statement are described in Item 3 above.

      Except as set forth above, each of the other Reporting Entities may be deemed to have sole voting and dispositive power with respect to the shares each reports as beneficially owned by such person, regardless of the fact that multiple Reporting Entities within the same chain of ownership report sole voting and dispositive power with respect to such shares. Each such Reporting Entity reports sole voting and dispositive power with respect to such shares based on such person's relationship to the other Reporting Entities within the same chain of ownership. Except to the extent expressly stated herein, each Reporting Entity disclaims beneficial ownership of any shares of Common Stock beneficially owned by any other Reporting Entity.

                                                             Page 13 of 29 Pages

Item 6. Contracts, Arrangements, Understanding or Relationships With Respect to Securities of the Issuer.

      Item 6 of the Statement is hereby amended and supplemented as follows:

      On February 20, 2007, Ramius Halifax Partners, L.P., Ramius Capital Group, L.L.C., Ramius Securities, L.L.C., Starboard Value & Opportunity Fund, LLC, Barington Capital Group, L.P. and Barington Companies Offshore Fund, Ltd. entered into the Stock Purchase Agreement as further described in Item 3 of the Statement. The Stock Purchase Agreement is attached as Exhibit 99.6 hereto and is incorporated herein by reference.

      Pursuant to a separate letter agreement dated February 26, 2007, Barington has agreed to vote, and to cause its affiliates to vote, all of the shares of the Company's Common Stock now owned or hereafter acquired by Barington and its affiliates (which would include, without limitation, the shares of the Company Common Stock acquired by the transactions disclosed in Item 3) in favor of the transaction described in Item 4 above, in proportion to the votes of the other stockholders of the Company. A copy of the letter agreement is attached as
Exhibit 99.7 hereto and incorporated herein by reference. The foregoing description of the letter agreement is qualified in its entirety by reference to such exhibit.

Item 7. Material to be Filed as Exhibits.

      The information contained in Item 7 of the Statement is hereby amended and supplemented as follows:

Exhibit No.        Exhibit Description                                    Page
--------------------------------------------------------------------------------
99.5               Agreement of Joint Filing among                      18 to 19
                   Barington Companies Equity Partners,
                   L.P., Barington Companies Investors,
                   LLC, Barington Companies Offshore Fund,
                   Ltd., Barington Offshore Advisors II,
                   LLC, Barington Capital Group, L.P., LNA
                   Capital Corp. and James A. Mitarotonda
                   dated March 13, 2007 (which supersedes
                   and replaces the Agreement of Joint
                   Filing previously filed as Exhibit 99.3
                   to the Schedule 13D Amendment No. 4
                   filed with the SEC on January 11, 2007).
--------------------------------------------------------------------------------
99.6               Stock Purchase Agreement dated as of                 20 to 28
                   February 20, 2007 by and among Ramius
                   Halifax Partners, L.P., Ramius Capital
                   Group, L.L.C., Ramius Securities,
                   L.L.C., Starboard Value & Opportunity
                   Fund, LLC, Barington Capital Group, L.P.
                   and Barington Companies Offshore Fund,
                   Ltd.
--------------------------------------------------------------------------------
99.7               Letter agreement between Barington                         29
                   Capital Group, L.P. and the Company
                   dated February 26, 2007.
--------------------------------------------------------------------------------

                                                             Page 14 of 29 Pages

                                   SIGNATURES

      After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated: March 13, 2007

                                      BARINGTON COMPANIES EQUITY PARTNERS, L.P.
                                      By:  Barington Companies Investors, LLC,
                                           its general partner

                                      By: /s/ James A. Mitarotonda
                                          --------------------------------------
                                      Name:  James A. Mitarotonda
                                      Title: Managing Member

                                      BARINGTON COMPANIES INVESTORS, LLC

                                      By: /s/ James A. Mitarotonda
                                          --------------------------------------
                                      Name:  James A. Mitarotonda
                                      Title: Managing Member

                                      BARINGTON COMPANIES OFFSHORE FUND, LTD.

                                      By: /s/ James A. Mitarotonda
                                          --------------------------------------
                                      Name:  James A. Mitarotonda
                                      Title: President

                                      BARINGTON OFFSHORE ADVISORS II, LLC

                                      By: /s/ James A. Mitarotonda
                                          --------------------------------------
                                      Name:  James A. Mitarotonda
                                      Title: Managing Member

                                      BARINGTON CAPITAL GROUP, L.P.
                                      By:  LNA Capital Corp., its general
                                           partner

                                      By: /s/ James A. Mitarotonda
                                          --------------------------------------
                                      Name:  James A. Mitarotonda
                                      Title: President and CEO

                                                             Page 15 of 29 Pages

                                      LNA CAPITAL CORP.

                                      By: /s/ James A. Mitarotonda
                                          --------------------------------------
                                      Name:  James A. Mitarotonda
                                      Title: President and CEO

                                      /s/ James A. Mitarotonda
                                      ------------------------------------------
                                      James A. Mitarotonda

                                                             Page 16 of 29 Pages

                                   SCHEDULE I

        Directors and Officers of Barington Companies Offshore Fund, Ltd.

Name and Position                Principal Occupation                   Principal Business Address
-----------------                --------------------                   --------------------------
James A. Mitarotonda             Chairman and Chief Executive           888 Seventh Avenue
Director and President           Officer of Barington Capital           17th Floor
                                 Group, L.P.                            New York, NY 10019

Sebastian E. Cassetta            Senior Managing Director and           888 Seventh Avenue
Director                         Chief Operating Officer of             17th Floor
                                 Barington Capital Group, L.P.          New York, NY 10019

Jonathan Clipper                 Managing Director of                   7 Reid Street, Suite 108
Director                         Bedford Management Ltd.                Hamilton HM11, Bermuda

Graham Cook                      Director/Manager, Corporate            Bison Court
Director                         Services of Byson Financial            P.O. Box 3460
                                 Services, Ltd.                         Road Town, Tortola
                                                                        British Virgin Islands

Citigroup Fund Services, Ltd.    Fund Administration                    Washington Mall 1, 3rd Flr.
Secretary                                                               22 Church Street
                                                                        Hamilton HM11, Bermuda

Melvyn Brunt                     Chief Financial Officer of             888 Seventh Avenue
Treasurer                        Barington Capital Group, L.P.          17th Floor
                                                                        New York, NY 10019

                                                             Page 17 of 29 Pages

                                   SCHEDULE II

                          Officers of LNA Capital Corp.

Name and Position           Principal Occupation                   Principal Business Address
-----------------           --------------------                   --------------------------
James A. Mitarotonda        Chairman and Chief Executive           888 Seventh Avenue
President and CEO           Officer of Barington Capital           17th Floor
                            Group, L.P.                            New York, NY 10019

Sebastian E. Cassetta       Senior Managing Director and           888 Seventh Avenue
Secretary                   Chief Operating Officer of             17th Floor
                            Barington Capital Group, L.P.          New York, NY 10019

Melvyn Brunt                Chief Financial Officer of             888 Seventh Avenue
Treasurer                   Barington Capital Group, L.P.          17th Floor
                                                                   New York, NY 10019